December 13, 2019

Vijay Manthripragada
President and Chief Executive Officer
Montrose Environmental Group, Inc.
1 Park Plaza, Suite 1000
Irvine, CA 92614

       Re: Montrose Environmental Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 15, 2019
           CIK No. 0001643615

Dear Mr. Manthripragada:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors, page 16

1. Please tell us what consideration you have given to providing risk factor disclosure regarding the payment of dividends on your Series A-1 preferred stock, in light of this offering, your credit facility restrictions on payment of dividends and cash flow limitations. In this regard, we note that you will redeem all outstanding shares of our
       Series A-1 preferred stock in connection with this offering and your disclosure on page
       63 states that "[i]n the event of a redemption, a holder is guaranteed a minimum of either two or three years of dividends depending on the nature of the redemption."
 Vijay Manthripragada
FirstNameEnvironmental Group, Inc.
Montrose LastNameVijay Manthripragada
Comapany13, 2019
December NameMontrose Environmental Group, Inc.
Page 2
December 13, 2019 Page 2
FirstName LastName
Use of Proceeds, page 45

2. Please state the approximate amount of proceeds you intend to use for each purpose listed.
         See Item 504 of Regulation S-K. As a related matter, please clarify if you will use a portion of your proceeds to redeem all outstanding shares of your Series A-1 preferred stock, given your disclosure on page 108 that you will redeem and retire all outstanding shares of Series A-1 preferred stock, and will pay in shares of common stock.
Management's Discussion and Analysis
Results of Operations
Cost of Revenues, page 59

3. We note your disclosure that outside services were $26.1 million of the total cost of revenues for the year ended December 31, 2018. In light of the total cost of revenues of
         $134.7 million, please clarify the nature of the outside services you have historically utilized.
Liquidity and Capital Resources
Senior Secured Credit Facility, page 62

4. We note your disclosure that the credit facility contains mandatory prepayment features upon a number of events, including "within five days of a qualifying initial public offering, but prior to or contemporaneously with any permitted redemption of our
         Series A-1 preferred stock..." Please quantify, if material, the amount that you must repay to meet this mandatory prepayment feature.
Business
Segments, page 77

5. We note your disclosure on page 78 that one of your competitive advantages is your
         "established brand." Please reconcile this statement with your risk factor on page 20 that you "have a limited operating history as a company and, as a result, the Montrose
         Environmental brand is not fully established..."
Principal Stockholders, page 102

6. Based upon your disclosure, it appears that EnviroWorks LLC currently has voting control over you, which may continue after this offering. Please revise your disclosure to include a reference to this control in your Summary and provide a risk factor to investors about the risks of this control. Please also discuss whether you intend to rely upon the controlled company exceptions upon listing of your securities on a national exchange.
         Finally, please identify here the natural holders of EnviroWorks LLC. Vijay Manthripragada
FirstNameEnvironmental Group, Inc.
Montrose LastNameVijay Manthripragada
December NameMontrose Environmental Group, Inc.
Comapany13, 2019
Page 3
December 13, 2019 Page 3
FirstName LastName
Description of Capital Stock
Exclusive Forum Clause, page 109

7. We note that your forum selection provision identifies a state court located within the
         State of Delaware (or, if no state court located within the State of Delaware has jurisdiction or declines to accept jurisdiction, the federal district court for the District of
         Delaware), as the exclusive forum for certain litigation, including any "derivative action."
         Please disclose whether this provision applies to actions arising under the Securities
         Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
      Please contact Jennifer Lopez-Molina at 202-551-3792 or Mara Ransom at 202-551-
3264 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services